

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 17, 2009

Mr. Jack Lennon
Chief Executive Officer
Explortex Energy, Inc.
1694 Falmouth Road, #143
Centerville, Massachusetts 02632

Re: **Explortex Energy, Inc.**
 Form 10-KSB for the Fiscal Year Ended April 30, 2008
 File No. 0-52152

Dear Mr. Lennon:

We have completed our review of your filing and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief